UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2009.

☐                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 1-13045

A.                       Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

B.                         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IRON MOUNTAIN INCORPORATED

745 ATLANTIC AVENUE

BOSTON, MASSACHUSETTS 02111

The Iron Mountain

Companies 401(k) Plan

Financial Statements as of December 31, 2009 and
2008, and for the Year Ended December 31, 2009,
Supplemental Schedule as of December 31, 2009,
and Independent Auditors’ Report

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009	4—12

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009 —	13

Form 5500 — Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	14

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit Index	15

Signatures	16

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Iron Mountain Companies 401(k) Plan
Boston, Massachusetts

We have audited the accompanying statements of net assets available for benefits of The Iron Mountain Companies 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 25, 2010

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS — Participant-directed investments — at fair value:
Mutual funds	$170,621,977	$119,706,183
Pooled separate account — stable value fund	32,718,267	28,362,607
Iron Mountain stock fund	2,314,654	1,942,378
Brokerage account	824,223	570,878
Participant loans	8,503,849	7,628,656

Total assets	214,982,970	158,210,702

LIABILITIES — Excess contributions payable	903,034	367,670

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	214,079,936	157,843,032

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	1,649,661	4,394,863

NET ASSETS AVAILABLE FOR BENEFITS	$215,729,597	$162,237,895

See notes to financial statements.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

INVESTMENT ACTIVITY:
Interest and dividend income	$4,568,183
Net appreciation in fair value of investments	30,000,655

Total investment activity	34,568,838

CONTRIBUTIONS:
Participant	24,695,424
Employer	7,487,151
Participant rollover	1,482,237

Total contributions	33,664,812

DEDUCTIONS:
Distributions to participants	(14,567,967)
Administrative expenses	(173,981)

Total deductions	(14,741,948)

NET INCREASE	53,491,702

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	162,237,895

End of year	$215,729,597

See notes to financial statements.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.                         DESCRIPTION OF THE PLAN

The following description of The Iron Mountain Companies 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information — The Plan is a defined contribution plan covering substantially all United States employees of Iron Mountain Incorporated and its affiliated participating companies (collectively, “Iron Mountain” or the “Company”), as defined in the Plan document. Full-time employees age 18 or older are immediately eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Administration of the Plan — New York Life Trust Company is the Plan’s trustee, custodian, and recordkeeper (the “Trustee”). The Plan is administered by the retirement plan committee of the Company, which is appointed by the board of directors of the Company.

Contributions — Participants can contribute an amount up to 25% of compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the “Code”). During 2009 and 2008, the Company made biweekly discretionary matching contributions based on the amount of participant contributions as follows: the Company matched 50% of nonhighly compensated employee participant’s contributions up to the first 5% of his or her compensation and 50% of highly compensated employee participant’s contributions up to the first 4% of his or her compensation. At its discretion, the Company may change the amount of the matching contribution it will make. The plan allows eligible participants to make catch-up contributions in accordance with and subject to the limitations of IRC Section 414(v).

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings/losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan offers several mutual funds, a pooled separate account, common stock of the Company, and a self-directed brokerage account as investment options for participants. Participants can only invest up to 50% of their account balance in the self-directed brokerage account option and only 25% of new contributions into Iron Mountain common stock.

Benefit Vesting — Participants are fully vested in their pretax and rollover accounts. A participant’s Company contributions, including allocated earnings/losses thereon (“Iron Mountain Contribution Account”), becomes fully vested in the event of normal retirement, total and permanent disability, or death while still employed.

Otherwise, vesting in the Iron Mountain Contribution Account is based on the following schedule:

Years of Vesting Service	Percentage

Less than 1 year	0%
1 year but less than 2 years	20
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100

Participant Loans — A participant may borrow the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of his or her vested account balance, with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, or up to 20 years if the purpose of the loan is to purchase a principal residence. The interest rate is based on prevailing market conditions and is fixed over the life of the note. The interest rate on loans outstanding at December 31, 2009, ranged from 4.25% to 11.00%.

Forfeitures — Participants who terminate their employment with the Company or incur five consecutive breaks in service, as defined, forfeit the nonvested portion of their Iron Mountain Contribution Account. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $265,297 and $330,151, respectively, which will be used to offset future Company contributions. During the year ended December 31, 2009, Company contributions were reduced by $574,407 from nonvested forfeited amounts.

Payment of Benefits — Upon termination of participation due to death, disability, retirement, or termination of employment, a participant may elect to receive an amount equal to the value of his or her vested account as a lump-sum amount. If termination results for any reason other than death and the value of a participant’s account exceeds $5,000, the participant may elect to postpone payment of the account until age 70-1/2 years.

Administrative Expenses — All expenses incurred in operating the Plan may be paid by the Company. Fees not paid by the Company shall be paid by the Plan in accordance with the Plan document.

2.                         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of financial statements in conformity with accounting principles U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties — The Plan invests in various mutual funds, pooled separate accounts, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments, with the exception of the pooled separate account, are stated at fair value. For the years ended December 31, 2009 and 2008, the Plan’s investments consisted of mutual funds, a pooled separate investment account, Iron Mountain common stock, a self-directed brokerage account, and participant loans. Shares of mutual funds are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. Iron Mountain common stock is recorded at quoted market price. The self-directed brokerage account is recorded at the quoted market prices of the individual investments held in the brokerage account. Participant loans are valued at cost, which approximates fair value. The stable value fund is recorded at contract value. It is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. As contract value continues to be the reporting basis for the stable value fund, there are no fair value changes relating to this in the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds, the pooled separate account, and the self-directed brokerage account are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits — Benefit payments to participants are recorded when paid. At December 31, 2009 and 2008, there are no amounts allocated to accounts of persons who have elected to withdraw from the Plan that have not yet been paid.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC Topic 855, Subsequent Events (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position (FSP) 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

3.                         INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2009	2008

PIMCO Total Return Fund	$36,912,899	$26,829,158
American Funds The Growth Fund of America	33,216,529	20,589,211
New York Life Stable Value Fund	32,718,267	28,362,607
MainStay S&P 500 Index Fund I	27,214,712	20,189,540
Victory Special Value Fund	16,898,441	16,654,716
Thornburg International Value Fund R5	15,309,999	—
Van Kampen Growth & Income Fund	14,940,931	11,274,405

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

American Funds The Growth Fund of America	$7,772,769
MainStay S&P 500 Index Fund I	5,306,538
Victory Special Value Fund	4,156,050
Van Kampen Growth & Income Fund	2,682,331
PIMCO Total Return Fund	2,319,741
Small Cap Value	2,216,522
Oakmark Equity and Income Fund	1,429,662
Fidelity Advisor Diversified International Fund	1,426,523
Davis New York Venture Fund	1,373,630
Thornburg International Value Fund R5	1,254,926
Oppenheimer Main Street Small Cap Fund	228,846
Iron Mountain Stock Fund	(166,883)

Net appreciation in fair value of investments	$30,000,655

4.                         FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted the guidance in ASC 820. ASC 820 defines fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Plan’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

The Plan’s valuation methodology used to measure the fair value of common stock and mutual funds (Level 1) was obtained from quoted market prices as these instruments have active markets. The fair value of money market funds and corporate bonds is based on observable market inputs that are not highly active and therefore are classified as Level 2. The fair value of the pooled separate accounts is based on the value of the underlying assets, as reported to the Plan by New York Life Trust Company. The pooled separate account is comprised of a portfolio of underlying securities that can be valued on active markets. Fair value of the contract is calculated by applying the Plan’s percentage ownership in the pooled separate account to the total market value of the account’s underlying securities, and is therefore categorized as Level 2 as the Plan does not directly own shares in these underlying investments. The participant loans (Level 3) are valued at cost plus interest and are included at their carrying values, which approximates their fair values.

In accordance with the update to ASC 820 (originally issued as FSP 157-4), the table below includes the major categorization for debt and equity securities on the basis of the nature and risks of the investments at December 31, 2009.

	Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Total	Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2009:
Money market funds	$289,284	$—	$289,284	$—
Mutual funds:
Equity funds	81,748,899	81,748,899	—	—
Index funds	27,214,712	27,214,712	—	—
Income funds	36,912,899	36,912,899	—	—
International funds	15,347,929	15,347,929	—	—
Balanced funds	9,580,846	9,580,846	—	—

Total mutual funds	170,805,285	170,805,285	—	—

Common stocks:
Services	2,214,820	2,214,820	—	—
Financial	220,577	220,577	—	—
Other	205,509	205,509	—	—

Total common stocks	2,640,906	2,640,906	—	—

Corporate bonds	25,379	—	25,379	—

Pooled separate accounts	32,718,267	—	32,718,267	—

Participant loans	8,503,849	—	—	8,503,849

Total investments at fair value	$214,982,970	$173,446,191	$33,032,930	$8,503,849

	Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Total	Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2008:
Money market funds	$221,127	$—	$221,127	$—
Mutual funds	119,833,656	119,833,656	—	—
Common stock	2,124,117	2,124,117	—	—
Corporate bonds	40,539	—	40,539	—
Pooled separate accounts	28,362,607	—	28,362,607	—
Participant loans	7,628,656	—	—	7,628,656

Total investments at fair value	$158,210,702	$121,957,773	$28,624,273	$7,628,656

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2009:

Level 3 Assets
Participant
Loans

January 1, 2009	$7,628,656
Issuances, repayments and settlements — net	875,193

December 31, 2009	$8,503,849

5.                         STABLE VALUE FUND

The Plan participates in a group annuity contract with New York Life Insurance Company (New York Life). New York Life maintains the contributions in a pooled separate account, which is credited with earnings reflective of the investment experience of the pooled separate account’s underlying investments and charged for participant withdrawals and administrative expenses. The contract is recorded in the financial statements at fair value and adjusted to contract value as reported to the Plan by New York Life Trust Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Fair value of the contract is calculated by applying the Plan’s percentage ownership in the pooled separate account to the total market value of the account’s underlying securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The contract has certain restrictions that impact the ability to collect the full contract value; for example, the Plan may not fully withdraw from the account without incurring a penalty, unless the Plan sponsor provides 12 months’ advance notice to New York Life. In the event that the contract is terminated by the Trustee or the Plan, without advance notice, a market adjustment penalty will apply. The penalty is formula based but is intended to compensate New York Life for the difference between the contract value and the fair market value of the investments in the pooled separate account. In addition, withdrawals initiated by the Plan sponsor including total or partial plan termination, mergers, spin-offs, lay-offs, early retirement incentive programs, sales or closings, bankruptcy or receivership will be subject to the market rate adjustment to the extent they exceed a predetermined threshold (10% of the Plan’s investment in the stable value option). Any transfers out of the stable value fund must first go through a non-competing investment option and reside there for at least 90 days before transfer to a competing investment option, such as fixed income funds including but not limited to, guaranteed investment contracts, money market funds, or short-term bonds.

Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. New York Life may not terminate the contract at any amount less than contract value.

New York Life is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with New York Life, but may not be less than 0%. Such interest rate may be reset not more frequently than daily and not less frequently than quarterly. The interest crediting rate reflects the book yield on the separate account, adjusted to reflect amortization of any realized gains and losses.

The average yield and average crediting interest rates were approximately 3.34% and 3.83%, respectively, for 2009 and 5.15% and 4.86%, respectively, for 2008. The average yield is computed by dividing the annual earnings by the average fair value of the investment contract. The average crediting interest rate represents the average of the beginning of the year and end of the year crediting interest rates of the pooled separate account.

6.                         FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the IRS) determined and informed the Company by a letter, dated January 25, 2007, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Company submitted an application for an updated determination letter as of February 1, 2010.

7.                         TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would become 100% vested in their accounts.

8.                         RECONCILIATION TO THE FORM 5500

The following is a reconciliation of the total investments per the financial statements to the Form 5500 at December 31:

	2009	2008

Total investments per the financial statements	$214,982,970	$158,210,702
Adjustments from fair value to contract value for fully benefit-responsive stable value fund	1,649,661	4,394,863
Less deemed distributions to participants	(9,554)	(10,309)

Total investments per the Form 5500	$216,623,077	$162,595,256

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2009	2008

Net assets available for benefits per the financial statements	$215,729,597	$162,237,895
Less deemed distributions to participants	(9,554)	(10,309)

Net assets available for benefits per the Form 5500	$215,720,043	$162,227,586

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2009:

Net increase in net assets available for benefits per the financial statements	$53,491,702
Plus deemed distributions to participants — prior year	10,309
Less deemed distributions to participants — current year	(9,554)

Net income per the Form 5500	$53,492,457

9.                         EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The pooled separate account is managed by the Trustee, and therefore, these transactions qualify as parties-in-interest. Fees paid by the Plan to the Trustee were $173,981 for the year ended December 31, 2009.

At December 31, 2009 and 2008, the Plan held 96,587 and 74,471 shares, respectively, of common stock of Iron Mountain Incorporated, the sponsoring employer, with a fair market value of $2,198,320 and $1,841,668, respectively. The fair market value of the Iron Mountain Incorporated common stock, combined with nominal cash reserves at each period end represent the Iron Mountain stock fund investment balance reported in the statements of net assets available for benefits at December 31, 2009 and 2008. Participants direct their investment allocation and may elect to invest up to 25% of their contributions in Iron Mountain Incorporated common stock.

10.                  EXCESS CONTRIBUTIONS PAYABLE

Amounts contributed to the Plan from highly compensated employees in excess of the IRS-approved limit were $903,034 and $367,670 in 2009 and 2008, respectively. These amounts are reflected as excess contributions payable in the accompanying statements of net assets available for benefits. All such amounts were refunded to the participants within the time allowed by the IRS.

* * * * * *

SUPPLEMENTAL SCHEDULE

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

		(c) Description of Investment,
(a) Identity	(b) Identity of Issuer,	Including Maturity Date,
of Party	Borrower, Lessor	Rate of Interest, Par, or		(e) Current
Involved	or Similar Party	Maturity Value	(d) Cost	Value

		Investments — at fair value:
	PIMCO	Total Return Fund	**	$36,912,899
	American Funds	The Growth Fund of America	**	33,216,529
*	New York Life	Stable Value Fund	**	32,718,267
	MainStay	S&P 500 Index Fund I	**	27,214,712
	Victory	Special Value Fund	**	16,898,441
	Thornburg	International Value Fund R5	**	15,309,999
	Van Kampen	Growth & Income Fund	**	14,940,931
	T Rowe Price	Small Cap Value A	**	10,582,798
	Oakmark	Equity and Income Fund	**	9,571,307
	Davis	New York Venture Fund	**	5,974,361
*	Iron Mountain	Stock Fund	**	2,314,654
	Brokerage Account		**	824,223

*	Participants	Loans to participants, with interest at rates of 4.25% to 11.00%, repayable through payroll deductions in various amounts through 2029, secured by underlying participant accounts	**	8,503,849

		Total investments at fair value		214,982,970

		Adjustment from fair value to contract value for fully benefit-responsive stable value fund		1,649,661

		Less deemed distributions to participants		(9,554)

		TOTAL INVESTMENTS PER THE FORM 5500		$216,623,077

*   Party-in-interest.

** Cost information is not required for participant-directed investments and therefore is not included.

Exhibit Index

Exhibit 23.1                                    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

Date: June 29, 2010

	By:	/s/ Brian P. McKeon
Brian P. McKeon
Executive Vice President and Chief Financial Officer